Exhibit 99.1

Telkom SA Limited
(Incorporated in the Republic of South Africa)
(Registration number 1991/005476/06
(JSE and NYSE share code: TKG)
ISIN: ZAE000044897)
(“Telkom” or the “company”)

FORM OF PROXY

(For completion by certificated shareholders and own-name dematerialised shareholders)
For use at the fifteenth annual general meeting of shareholders of Telkom to be held on Friday 26 October 2007, [venue] at 09:30

I/We                                                                                     (name in BLOCK LETTERS)

Of                                                                                      (address in BLOCK LETTERS)

Being a member/members of the company holding ___________________________ ordinary shares in the company,

do hereby appoint:
of
or failing him/her
of
or
or failing him/her, the Chairman of the annual general meeting as my/our proxy to represent me/us at the annual general meeting to be held on Friday 26 October 2007 at 09:30 or at any adjournment thereof, as follows:

	For	Against	Abstain
1. To receive and adopt the annual financial statements for the year ended 31 March 2007
2. To re-elect the following directors in terms of the company’s articles of association: 2.1 MJ Lamberti
2.2 B du Plessis
2.3 PSC Luthuli
2.4 TF Mosololi
3. To re-appoint Ernst & Young as auditors of the company, to hold office until the conclusion of the next annual general meeting
4. Special resolution number 1
5. Special resolution number 2
and generally to act as my/our proxy at the said annual general meeting.
(Indicate with an “x” or the relevant number of shares, in the applicable space, how you wish your votes to be cast.)

Unless otherwise directed the proxy will vote as he/she thinks fit.
Signed at this day of 2007
Signature of member assisted by (where applicable)
Please read the notes on the reverse side hereof.

NOTES:

1.
A member entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, vote and speak in his/her stead at the annual general meeting. A proxy need not be a member of the company.

2.
A shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the space(s) provided, with or without deleting “the Chairman of the annual general meeting”, but any such deletion or insertion must be initialled by the shareholder. Any insertion or deletion not complying with the aforegoing will be declared not to have been validly effected. The person whose name stands first on this form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the Chairman of the annual general meeting.

3.
A shareholder’s instructions to the proxy must be indicated by the insertion of an “X” or the relevant number of votes exercisable by that shareholder in the appropriate box provided. An “X” in the appropriate box indicates the maximum number of votes exercisable by that shareholder. Failure to comply with the above will be deemed to authorise the proxy to vote or abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder’s votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded, may not exceed the maximum number of votes exercisable by the shareholder or by his/her proxy

4.
To be effective, completed forms of proxy must be lodged with or posted to the company’s South African transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, no less than 24 hours before the time appointed for the holding of the annual general meeting, excluding Saturdays, Sundays and public holidays. As the annual general meeting is to be held at 09:30 on Friday, 26 October 2007 forms of proxy must be lodged no later than 09:30 on Thursday, 25 October 2007.

5.
The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person thereat instead of any proxy appointed in terms hereof.

6.	The Chairman of the annual general meeting may reject or accept any form of proxy which is not completed and/or received other than in compliance with these notes.

7.	Any alteration to this form, of proxy other than a deletion of alternatives, must be initialled by the signatory.

8.
Documentary evidence establishing the authority of the person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the Company or the transfer secretaries or waived by the Chairman of the annual general meeting.

9.           Where there are joint holders of shares:
•	any one holder may sign this form of proxy; and
•
the vote of the senior shareholder (for that purpose, seniority will be determined by the order in which the names of the shareholders appear in the company’s register) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholders.

10.
This form of proxy is not for completion by those shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant (“CSDP”). Such shareholders should provide their CSDP, broker or nominee with their voting instructions.

South African transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor, 70 Marshall Street
Johannesburg, South Africa, 2001
(PO Box 61051, Marshalltown, 2107)